Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE RESULTS FOR THE SECOND QUARTER

AND HALF YEAR 2016

August 1, 2016

Investor Relations

phone: +49 6172 609 2525

fax: +49 6172 609 2301

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance Sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation	page 9

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended June 30			Six months ended June 30
in US$ million, except share data, unaudited	2016	2015	Change	2016	2015	Change

Health Care revenue	3,697	3,454	7.0%	7,222	6,743	7.1%
Less: patient service bad debt provision	126	109	15.2%	236	216	9.5%
Net Health Care revenue	3,571	3,345	6.8%	6,985	6,527	7.0%
Dialysis products revenue	849	854	-0.5%	1,641	1,632	0.6%
Total net revenue	4,420	4,199	5.3%	8,626	8,159	5.7%

Costs of revenue	3,021	2,902	4.2%	5,910	5,678	4.1%
Gross profit	1,399	1,297	7.8%	2,716	2,481	9.5%
Selling, general and administrative	732	723	1.3%	1,491	1,378	8.2%
Research and development	39	34	12.4%	76	65	16.5%
Income from equity method investees	(13)	(7)	98.2%	(32)	(13)	146.5%
Operating income (EBIT)	641	547	17.2%	1,181	1,051	12.4%

Interest income	(17)	(13)	32.2%	(28)	(73)	-61.0%
Interest expense	119	115	4.2%	236	277	-14.8%
Interest expense, net	102	102	0.5%	208	204	1.8%
Income before taxes	539	445	21.0%	973	847	14.9%
Income tax expense	169	135	24.4%	306	273	12.2%
Net income	370	310	19.6%	667	574	16.2%
Less: Net income attributable to noncontrolling interests	76	69	10.7%	145	124	17.1%
Net income attributable to shareholders of FMC AG & Co. KGaA	294	241	22.1%	522	450	15.9%

Operating income (EBIT)	641	547	17.2%	1,181	1,051	12.4%
Depreciation and amortization	194	181	7.3%	376	357	5.4%
EBITDA	835	728	14.8%	1,557	1,408	10.6%
EBITDA margin	18.9%	17.3%		18.1%	17.3%

Weighted average number of shares	305,507,271	304,172,400		305,416,228	303,929,089

Basic earnings per share	$0.96	$0.79	21.6%	$1.71	$1.48	15.3%
Basic earnings per ADS	$0.48	$0.40	21.6%	$0.85	$0.74	15.3%

In percent of revenue
Costs of revenue	68.4%	69.1%		68.5%	69.6%
Gross profit	31.6%	30.9%		31.5%	30.4%
Operating income (EBIT)	14.5%	13.0%		13.7%	12.9%
Net income attributable to shareholders of FMC AG & Co. KGaA	6.6%	5.7%		6.1%	5.5%

Segment information

	Three months ended June 30			Six months ended June 30
unaudited	2016	2015	Change	2016	2015	Change

Total
Revenue in US$ million	4,420	4,199	5.3%	8,626	8,159	5.7%
Operating income (EBIT) in US$ million	641	547	17.2%	1,181	1,051	12.4%
Operating income margin in %	14.5%	13.0%		13.7%	12.9%
Delivered EBIT in US$ million	565	478	18.1%	1,036	927	11.7%
Days sales outstanding (DSO)				70	71
Employees (full-time equivalents)				106,556	102,893

North America
Revenue in US$ million	3,168	2,946	7.5%	6,212	5,717	8.6%
Operating income (EBIT) in US$ million	513	428	19.8%	949	768	23.6%
Operating income margin in %	16.2%	14.5%		15.3%	13.4%
Delivered EBIT in US$ million	439	362	21.3%	809	649	24.5%
Days sales outstanding (DSO)				54	51

U.S.
Revenue per dialysis treatment in US$	352	346	1.5%	350	344	1.6%
Cost per dialysis treatment in US$	282	286	-1.2%	282	287	-1.8%

EMEA
Revenue in US$ million	676	668	1.3%	1,307	1,297	0.8%
Operating income (EBIT) in US$ million	139	134	3.9%	269	275	-2.2%
Operating income margin in %	20.6%	20.1%		20.6%	21.2%
Delivered EBIT in US$ million	139	133	3.7%	267	274	-2.4%
Days sales outstanding (DSO)				105	110

Asia-Pacific
Revenue in US$ million	397	376	5.5%	771	729	5.8%
Operating income (EBIT) in US$ million	75	67	11.7%	140	152	-7.6%
Operating income margin in %	18.9%	17.8%		18.2%	20.8%
Delivered EBIT in US$ million	73	65	12.7%	137	148	-7.4%
Days sales outstanding (DSO)				103	113

Latin America
Revenue in US$ million	175	203	-13.7%	328	401	-18.1%
Operating income (EBIT) in US$ million	16	16	3.5%	27	34	-19.1%
Operating income margin in %	9.3%	7.8%		8.3%	8.4%
Delivered EBIT in US$ million	16	16	5.0%	27	34	-18.7%
Days sales outstanding (DSO)				147	135

Corporate
Revenue in US$ million	4	6	-29.8%	8	15	-48.3%
Operating income (EBIT) in US$ million	(102)	(98)	4.2%	(204)	(178)	15.1%
Delivered EBIT in US$ million	(102)	(98)	4.3%	(204)	(178)	15.1%

Balance sheet

	June 30	December 31
in US$ million, except debt/EBITDA ratio	2016	2015
	(unaudited)	(audited)
Assets
Current assets	7,277	6,768
Goodwill and Intangible assets	14,260	13,863
Other non-current assets	5,016	4,734
Total assets	26,553	25,365

Liabilities and equity
Current liabilities	4,920	4,149
Long-term liabilities	9,580	9,692
Noncontrolling interests subject to put provisions and other temporary equity	1,224	1,028
Total equity	10,829	10,496
Total liabilities and equity	26,553	25,365

Equity/assets ratio	41%	41%

Debt
Short-term debt	705	109
Short-term debt from related parties	3	19
Current portion of long-term debt and capital lease obligations	675	664
Long-term debt and capital lease obligations, less current portion	7,702	7,854
Total debt	9,085	8,646

Debt/EBITDA ratio	2.8	2.8

In accordance with ASU 2015-17 (Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes) as of December 31, 2015 deferred taxes previously recorded in current assets and liabilities have been reclassified to noncurrent assets and liabilities in the amount of US$216 million and US$36 million, respectively.  As a result of deferred tax netting, noncurrent assets and liabilities were then adjusted in the amount of US$168 million.

Cash flow statement

	Three months ended June 30		Six months ended June 30
in US$ million, unaudited	2016	2015	2016	2015
Operating activities
Net income	370	310	667	574
Depreciation / amortization	194	181	376	357
Change in working capital and other non-cash items	114	(106)	(186)	(99)
Net cash provided by operating activities	678	385	857	832
In percent of revenue	15.3%	9.2%	9.9%	10.2%

Investing activities
Purchases of property, plant and equipment	(256)	(217)	(506)	(418)
Proceeds from sale of property, plant and equipment	4	3	8	7
Capital expenditures, net	(252)	(214)	(498)	(411)

Free cash flow	426	171	359	421
In percent of revenue	9.6%	4.1%	4.2%	5.2%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(213)	(79)	(304)	(101)
Proceeds from divestitures	146	24	147	35
Acquisitions and investments, net of divestitures	(67)	(55)	(157)	(66)
Free cash flow after investing activities	359	116	202	355

Revenue development

in US$ million, unaudited	2016	2015	Change	Change at cc	Organic growth	Same market treatment growth(1)

Three months ended June 30
Total revenue	4,420	4,199	5.3%	6.6%	6.0%
Net Health Care	3,571	3,345	6.8%	7.9%	7.0%	3.1%
Dialysis products	849	854	-0.5%	1.7%	2.0%

North America	3,168	2,946	7.5%	7.5%	6.8%
Net Health Care	2,938	2,722	8.0%	8.0%	7.1%	3.0%
Thereof Net Care Coordination revenue	564	468	20.6%	20.6%	17.1%
Thereof Net Dialysis Care revenue	2,374	2,254	5.3%	5.3%	4.9%	3.0%
Dialysis products	230	224	2.4%	2.4%	2.5%

EMEA	676	668	1.3%	2.6%	-0.1%
Net Health Care	331	309	7.0%	9.4%	3.1%	3.4%
Dialysis products	345	359	-3.6%	-3.2%	-2.8%

Asia-Pacific	397	376	5.5%	5.9%	6.5%
Net Health Care	177	164	7.9%	2.5%	3.9%	5.0%
Dialysis products	220	212	3.6%	8.6%	8.6%

Latin America	175	203	-13.7%	8.6%	16.6%
Net Health Care	125	150	-16.7%	8.8%	18.7%	1.5%
Dialysis products	50	53	-4.9%	7.9%	10.9%

Corporate	4	6	-29.8%	-30.8%

Six months ended June 30
Total revenue	8,626	8,159	5.7%	7.6%	6.6%
Net Health Care	6,985	6,527	7.0%	8.6%	7.2%	3.5%
Dialysis products	1,641	1,632	0.6%	4.0%	4.4%

North America	6,212	5,717	8.6%	8.6%	7.1%
Net Health Care	5,770	5,293	9.0%	9.0%	7.3%	3.5%
Thereof Net Care Coordination revenue	1,086	902	20.4%	20.4%	17.0%
Thereof Net Dialysis Care revenue	4,684	4,391	6.7%	6.7%	5.3%	3.5%
Dialysis products	442	424	4.0%	4.0%	4.2%

EMEA	1,307	1,297	0.8%	3.9%	2.0%
Net Health Care	632	610	3.6%	7.6%	3.3%	3.6%
Dialysis products	675	687	-1.6%	0.5%	0.9%

Asia-Pacific	771	729	5.8%	7.9%	8.6%
Net Health Care	345	328	5.2%	2.6%	4.1%	5.9%
Dialysis products	426	401	6.2%	12.3%	12.3%

Latin America	328	401	-18.1%	7.0%	14.3%
Net Health Care	238	296	-19.6%	8.8%	17.3%	1.8%
Dialysis products	90	105	-13.8%	2.0%	6.2%

Corporate	8	15	-48.3%	-48.3%

(1) same market treatment  growth = organic growth less price effects cc = constant currency. Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Key metrics North America segment

	Three months ended June 30			Six months ended June 30
unaudited	2016	2015	Change	2016	2015	Change
Care Coordination
Net revenue in US$ million	564	468	20.6%	1,086	902	20.4%
Operating income (EBIT) in US$ million	25	37	-32.1%	35	52	-32.3%
Operating income margin in %	4.4%	7.8%		3.2%	5.8%
Delivered EBIT in US$ million	17	24	-30.8%	18	30	-38.8%

Dialysis
Net revenue in US$ million	2,604	2,478	5.1%	5,126	4,815	6.5%
Operating income (EBIT) in US$ million	488	391	24.6%	914	716	27.6%
Operating income margin in %	18.7%	15.8%		17.8%	14.9%
Delivered EBIT in US$ million	422	338	24.9%	791	619	27.5%

Key metrics Care Coordination

	Six months ended June 30
unaudited	2016	2015	Growth in %
North America
Member months under medical cost management(1)	184,767	44,592	314%
Medical cost under management (in US$ million)(1)	1,318	463	185%
Care Coordination patient encounters	2,645,771	2,542,304	4%

(1) The 2016 metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics Dialysis Care Services

	Six months ended June 30
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,504	2%	49	301,548	4%	22,821,121	4%

North America	2,249	2%	25	186,096	4%	14,221,402	5%

EMEA	700	8%	12	58,528	9%	4,312,717	7%
Asia-Pacific	324	1%	8	27,007	4%	1,949,115	5%
Latin America	231	-7%	4	29,917	-7%	2,337,887	-6%

Quality data

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q2 2016	Q1 2016	Q2 2016	Q1 2016	Q2 2016	Q1 2016	Q2 2016	Q1 2016

Clinical Performance
Single Pool Kt/v > 1.2	98	98	96	96	92	92	97	97
No catheter (> 90 days)	84	85	81	82	82	82	91	91
Hemoglobin = 10-12 g/dl	73	72	77	78	52	52	58	58
Hemoglobin = 10-13 g/dl	78	77	77	77	69	68	66	66
Albumin > 3.5 g/dl(1)	81	82	90	91	90	90	87	89
Phosphate < 5.5 mg/dl	63	64	76	78	77	75	71	70
Calcium = 8.4-10.2 mg/dl	83	84	73	74	74	76	75	74
Hospitalization days	10.0	10.0	9.4	9.4	3.6	3.5	4.0	4.3

Demographics
Average age (in years)	62	62	64	64	59	59	64	64
Average time on dialysis (in years)	3.9	3.9	5.6	5.6	5.2	5.1	5.0	5.0
Average body weight (in kg)	83	83	73	73	68	68	63	61
Prevalence of diabetes (in%)	61	61	32	32	25	25	44	41

(1) International standard BCR CRM470

Reconciliation of non U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures

	Three months ended June 30		Six months ended June 30
in US$ million, unaudited	2016	2015	2016	2015
Delivered EBIT reconciliation
Total
Operating income (EBIT)	641	547	1,181	1,051
less noncontrolling interests	(76)	(69)	(145)	(124)
Delivered EBIT	565	478	1,036	927

North America
Operating income (EBIT)	513	428	949	768
less noncontrolling interests	(74)	(66)	(140)	(119)
Delivered EBIT	439	362	809	649

Care Coordination
Operating income (EBIT)	25	37	35	52
less noncontrolling interests	(8)	(13)	(17)	(22)
Delivered EBIT	17	24	18	30

Dialysis
Operating income (EBIT)	488	391	914	716
less noncontrolling interests	(66)	(53)	(123)	(97)
Delivered EBIT	422	338	791	619

EMEA
Operating income (EBIT)	139	134	269	275
less noncontrolling interests	—	(1)	(2)	(1)
Delivered EBIT	139	133	267	274

Asia-Pacific
Operating income (EBIT)	75	67	140	152
less noncontrolling interests	(2)	(2)	(3)	(4)
Delivered EBIT	73	65	137	148

Latin America
Operating income (EBIT)	16	16	27	34
less noncontrolling interests	—	—	—	—
Delivered EBIT	16	16	27	34

Corporate
Operating income (EBIT)	(102)	(98)	(204)	(178)
less noncontrolling interests	—	—	—	—
Delivered EBIT	(102)	(98)	(204)	(178)

Reconciliation of net cash provided by operating activities to EBITDA(1)
Total EBITDA			1,557	1,408
Interest expense, net			(208)	(204)
Income tax expense			(306)	(273)
Change in working capital and other non-cash items			(186)	(99)
Net cash provided by operating activities			857	832

Annualized EBITDA(2)
Operating income (EBIT)			2,466	2,325
Depreciation and amortization			739	723
Non-cash charges			89	69
Annualized EBITDA			3,294	3,117

(1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

(2) EBITDA: including largest acquisitions.